                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 12)(1)

                        Sunset Financial Resources, Inc.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    867708109
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 5, 2006
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 33 Pages)

------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 2 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,016,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,016,300
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,016,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 3 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,022,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,022,300
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,022,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 4 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT HEDGED PARTNERS LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  305,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              305,300
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    305,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 5 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  633,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              633,300
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    633,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 6 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT ACTIVISM PARTNERS L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  77,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              77,700
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    77,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 7 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MATTHEW S. CROUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 8 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JAMES S. SCHALLHEIM
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 9 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    D. JAMES DARAS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 10 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MARSHALL W. COBURN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 11 of 33 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GERALD HELLERMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 12 of 33 Pages
----------------------                                    ----------------------

                  The following  constitutes  Amendment No. 12  ("Amendment  No.
12") to the Schedule 13D filed by the undersigned.  This Amendment No. 12 amends the Schedule 13D as specifically set forth.

                  Item 4 is hereby amended to add the following:

                  On July 6, 2006,  WIHP issued a press release  announcing that it filed a preliminary  proxy  statement in opposition to the proposed merger of the Issuer  with  Alesco  Financial  Trust (the  "Merger").  A copy of the press release is attached hereto as Exhibit 7 and is incorporated herein by reference.

                  The Reporting  Persons believe that the proposed Merger is not in the best interest of the Issuer's stockholders.  The Reporting Persons intend to solicit  the  Issuer's  stockholders  to vote  against  the  Issuer's  Merger proposals to be submitted to a vote of the  stockholders at a special meeting to be called by the Issuer.

                  In  addition,  WIHP  called  upon the  Issuer to hold its 2006 annual meeting of  stockholders  concurrently  with the special meeting to avoid unnecessary  expense,  and  announced  its  intention to nominate  directors for election to the Issuer's Board of Directors at the annual meeting.

                  Item 6 is hereby amended to add the following:

                  On July 5, 2006, the Reporting Persons entered into an amended and restated  Joint  Filing and  Solicitation  Agreement  in which,  among other things,  (a) the parties agreed to the joint filing on behalf of each of them of statements  on Schedule 13D with respect to the  securities of the Issuer to the extent  required by applicable law, (b) the parties agreed to solicit proxies or written consents (i) in opposition to the Issuer's  proposals in connection with the  proposed  Merger  and (ii) in  favor of the  election  of  WIHP's  director
nominees  at  the   Issuer's   2006   annual   meeting  of   stockholders   (the
"Solicitations"),  and  (c)  WILLC  agreed  to bear  all  expenses  incurred  in connection with the Reporting Persons'  activities,  including approved expenses incurred by any of the parties in connection with the Solicitations,  subject to certain  limitations.  A copy of this agreement is attached  hereto as Exhibit 8 and is incorporated herein by reference.

                  Item 7 is hereby amended to add the following Exhibits:

                  Exhibit 7          Press release, dated July 6, 2006.

                  Exhibit 8          Joint Filing and Solicitation  Agreement by
                                     and among Western Investment L L C, Western
                                     Investment   Hedged  Partners  LP,  Western
                                     Investment  Institutional  Partners  L L C,
                                     Western Investment Activism Partners L L C,
                                     Arthur D. Lipson,  Matthew S. Crouse, James
                                     S. Schallheim,  D. James Daras, Marshall W.
                                     Coburn and Gerald Hellerman,  dated July 5,
                                     2006.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 13 of 33 Pages
----------------------                                    ----------------------

                  Exhibit 9          Powers of  Attorney,  dated  July 5,  2006,
                                     executed  by  Matthew S.  Crouse,  James S.
                                     Schallheim,  D. James  Daras,  Marshall  W.
                                     Coburn and Gerald Hellerman.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 14 of 33 Pages
----------------------                                    ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2006                  WESTERN INVESTMENT L L C

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Sole Member

                                     WESTERN INVESTMENT HEDGED PARTNERS LP

                                     By: Western Investment L L C,
                                     Its General Partner

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                     WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C

                                     By: Western Investment L L C,
                                     Its Managing Member

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                     WESTERN INVESTMENT ACTIVISM PARTNERS L L C

                                     By: Western Investment L L C,
                                     Its Managing Member

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                     /s/ Arthur D. Lipson
                                     -------------------------------------------
                                     ARTHUR D. LIPSON

                                     /s/ Matthew S. Crouse
                                     -------------------------------------------
                                     MATTHEW S. CROUSE

                                     /s/ James S. Schallheim
                                     -------------------------------------------
                                     JAMES S. SCHALLHEIM

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 15 of 33 Pages
----------------------                                    ----------------------

                                     /s/ D. James Daras
                                     -------------------------------------------
                                     D. JAMES DARAS

                                     /s/ Marshall W. Coburn
                                     -------------------------------------------
                                     MARSHALL W. COBURN

                                     /s/ Gerald Hellerman
                                     -------------------------------------------
                                     GERALD HELLERMAN

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 16 of 33 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

         Exhibit                                                            Page
         -------                                                            ----

1.       Joint Filing Agreement by and among Western Investment L L C,        --
         Arthur D.  Lipson,  Western  Investment  Hedged  Partners LP,
         Western Investment  Institutional  Partners L L C and Western
         Investment  Activism  Partners  L L C, dated  March 16,  2005
         (previously filed).

2.       Special   Meeting   Demand   Letter  dated  August  27,  2005        --
         (previously filed).

3.       Letter  to the  members  of the  Board  of  Directors,  dated        --
         September 22, 2005 (previously filed).

4.       Director  Nomination  Letter from Western  Investment  Hedged        --
         Partners LP, dated December 1, 2005 (previously filed).

5.       Joint Filing and Solicitation  Agreement by and among Western        --
         Investment  L L C,  Western  Investment  Hedged  Partners LP,
         Western  Investment  Institutional  Partners  L L C,  Western
         Investment Activism Partners L L C, Arthur D. Lipson, Matthew
         S. Crouse, James S. Schallheim,  D. James Daras,  Marshall W.
         Coburn  and  Gerald   Hellerman,   dated   December  1,  2005
         (previously filed).

6.       Letter to the members of the Board of  Directors,  dated June        --
         16, 2006 (previously filed).

7.       Press release, dated July 6, 2006.                                17-18

8.       Joint Filing and Solicitation  Agreement by and among Western     19-23
         Investment  LLC,  Western   Investment  Hedged  Partners  LP,
         Western  Investment  Institutional  Partners  L L C,  Western
         Investment Activism Partners L L C, Arthur D. Lipson, Matthew
         S. Crouse, James S. Schallheim,  D. James Daras,  Marshall W.
         Coburn and Gerald Hellerman, dated July 5, 2006.

9.       Powers of Attorney,  dated July 5, 2006,  executed by Matthew     24-33
         S. Crouse, James S. Schallheim,  D. James Daras,  Marshall W.
         Coburn and Gerald Hellerman.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 17 of 33 Pages
----------------------                                    ----------------------

                                                                       Exhibit 7

PRESS RELEASE

            WESTERN INVESTMENT FILES PROXY STATEMENT OPPOSING SUNSET
          FINANCIAL RESOURCES, INC. MERGER WITH ALESCO FINANCIAL TRUST

           CALLS ON SUNSET TO HOLD ITS ANNUAL MEETING OF STOCKHOLDERS

         Salt Lake City, UT, July 6, 2006 - A group led by Western Investment
Hedged Partners LP has filed a preliminary proxy statement in opposition to the proposed merger of Sunset Financial Resources, Inc. (NYSE: SFO) with Alesco
Financial Trust. The Western group will solicit the votes of Sunset's stockholders against the proposed merger. Sunset and Alesco announced that they had signed a merger agreement on April 27, 2006.

         The Western group, which owns 1,022,300, or approximately 9.7%, of
Sunset's outstanding shares, also announced that it intends to nominate directors for election to the Sunset Board at Sunset's 2006 annual meeting of stockholders.

         As more fully described in its preliminary proxy materials, the Western group believes that the Alesco merger should be rejected because, among other things, the Western group believes:

              o   The proposed exchange ratio of 1.26 Sunset shares for each
                  Alesco share is highly dilutive and unfair to Sunset's
                  stockholders.

              o   Sunset has potentially more favorable alternatives than the proposed merger, including remaining a standalone company.

              o   The estimated transaction costs in the merger transaction of approximately $9 million are excessive.

              o   The proposed merger represents a fundamental change in
                  investment strategy that has not been justified to
                  stockholders. We believe this change in strategy and merger involve substantial credit and other risks, and that it is the wrong time in the business cycle to be taking these
                  significant risks.

         Speaking on behalf of the Western group, Art Lipson said, "We believe that the proposed merger is not in the best interests of Sunset's stockholders.
We have confidence in Sunset, and believe the right management and board will be able to maximize value for all of Sunset's stockholders. We intend to nominate directors for election to the Sunset Board, which will give Sunset's stockholders the opportunity to elect a new, highly qualified board of directors whose interests are aligned with stockholders and who are committed to maximizing stockholder value. We call upon Sunset to hold its 2006 annual meeting of stockholders, which we believe is long overdue, concurrently with the special meeting currently planned to vote upon the merger proposals, and to permit the election of directors at that meeting."

         The Western group urges all Sunset stockholders to demonstrate their opposition to the proposed merger by promptly voting the GREEN proxy card as soon as it becomes available.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 18 of 33 Pages
----------------------                                    ----------------------

         The Western group has retained Innisfree M&A Incorporated to assist with the solicitation of proxies. Stockholders can call Innisfree M&A
Incorporated toll-free at (888) 750-5834 with questions or assistance in voting their shares.

                   CERTAIN INFORMATION CONCERNING PARTICIPANTS

On June 30, 2006, Western Investment Hedged Partners LP, together with the other
Participants (as defined below), made a preliminary filing with the Securities and Exchange Commission (the "SEC") of a proxy statement and accompanying proxy card to be used to solicit votes against proposals related to a proposed merger involving Sunset Financial Resources, Inc. (the "Company") and Alesco Financial
Trust to be submitted to a vote of the stockholders of the Company at a special meeting of stockholders to be called by the Company (the "Special Meeting"). The
Western group expects to prepare and file a definitive proxy statement in connection with the Special Meeting.

THE WESTERN GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE
PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY
CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE
ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN
THE SOLICITATION WILL PROVIDE COPIES OF DEFINITIVE PROXY MATERIALS, WITHOUT
CHARGE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE
PARTICIPANTS' PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT ITS TOLL-FREE
NUMBER: (888) 750-5834.

THE PARTICIPANTS IN THE SOLICITATION ARE WESTERN INVESTMENT HEDGED PARTNERS LP,
WESTERN INVESTMENT LLC, WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC, WESTERN
INVESTMENT ACTIVISM PARTNERS LLC, ARTHUR D. LIPSON, MATTHEW S. CROUSE, JAMES S.
SCHALLHEIM, D. JAMES DARAS, MARSHALL W. COBURN AND GERALD HELLERMAN (THE
"PARTICIPANTS"). INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR
INDIRECT INTERESTS IS AVAILABLE IN THEIR PRELIMINARY PROXY STATEMENT FILED WITH
THE SEC ON JUNE 30, 2006.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 19 of 33 Pages
----------------------                                    ----------------------

                                                                       Exhibit 8

                     JOINT FILING AND SOLICITATION AGREEMENT

         WHEREAS,  certain  of  the  undersigned  are  stockholders,  direct  or
beneficial,  of  Sunset  Financial  Resources,   Inc.,  a  Maryland  corporation
("Sunset");

         WHEREAS,   Western  Investment  LLC  ("Western  Investment"),   Western
Investment  Hedged  Partners  LP  ("WIHP"),   Western  Investment  Institutional
Partners  LLC,  Western  Investment  Activism  Partners  LLC,  Arthur D. Lipson,
Matthew S. Crouse, James S. Schallheim,  D. James Daras,  Marshall W. Coburn and
Gerald Hellerman wish to form a group for the purposes of (a) voting in favor of and soliciting proxies or written consents in favor of the election of Arthur D.
Lipson,  Matthew S. Crouse,  James S.  Schallheim,  D. James Daras,  Marshall W.
Coburn and Gerald  Hellerman,  or any other person(s)  nominated by WIHP, to the
Board of  Directors  of Sunset at the Annual  Meeting  (as  defined  below) (the
"Annual  Meeting  Proposals");  (b) voting  against  and  soliciting  proxies or written consents against a proposed merger involving Sunset and Alesco Financial
Trust and any related proposals to be submitted to a vote of the stockholders of
Sunset at a special meeting to be called by Sunset for such purpose (the "Merger
Proposals" and the special meeting called for such purpose, or any other meeting of  stockholders  held in lieu  thereof,  and any  adjournments,  postponements, reschedulings or continuations  thereof, the "Merger Special Meeting"),  and (c)
taking all other action necessary to achieve the foregoing;

         WHEREAS, WIHP intends to nominate Arthur D. Lipson,  Matthew S. Crouse,
James S. Schallheim,  D. James Daras, Marshall W. Coburn and Gerald Hellerman as
nominees  to be elected to the Board of  Directors  of Sunset at the 2006 annual meeting of stockholders of Sunset,  or any other meeting of stockholders held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Annual Meeting");

         WHEREAS,  this  agreement  amends  and  restates  the Joint  Filing and
Solicitation Agreement among the parties dated December 1, 2005.

NOW, IT IS AGREED, this 5th day of July 2006 by the parties hereto:

     1.  In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
         Act of 1934, as amended,  each of the  undersigned  (collectively,  the
         "Group")  agrees  to the  joint  filing  on  behalf  of each of them of statements on Schedule 13D with respect to the  securities of Sunset to the extent required under  applicable  securities  laws. Each member of the Group shall be  responsible  for the accuracy and  completeness  of his/its own disclosure therein.

     2.  So long as this agreement is in effect,  each of the undersigned  shall provide  written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky
         LLP ("Olshan") of (i) any of their  purchases or sales of securities of
         Sunset or (ii) any  securities  of Sunset  over which  they  acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

     3.  Each of the  undersigned  agrees to form the Group for the  purposes of
         (a) voting in favor of and  soliciting  proxies or written  consents in
         favor  of  the  Annual  Meeting  Proposals,   (b)  voting  against  and

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 20 of 33 Pages
----------------------                                    ----------------------

         soliciting proxies or written consents against the Merger Proposals and
         (c) taking all other action necessary to achieve the foregoing.

     4.  Western  Investment  agrees to bear all expenses incurred in connection with the Group's activities,  including expenses incurred by any of the parties in a solicitation of proxies or written consents by the members of the Group in connection  with the Annual  Meeting  and/or the Merger
         Special  Meeting.  Notwithstanding  the foregoing,  Western  Investment shall not be  required  to  reimburse  any party for (i)  out-of-pocket expenses incurred by a party in the aggregate in excess of $250 without
         Western Investment's prior written approval; (ii) the value of the time of any party;  (iii) legal fees incurred  without Western  Investment's prior written  approval;  or (iv) the costs of any counsel,  other than
         Olshan,   employed  in  connection   with  any  pending  or  threatened
         litigation without Western Investment's prior written approval.

     5.  Western  Investment  agrees to  indemnify  and hold each of  Matthew S.
         Crouse,  James S.  Schallheim,  D. James Daras,  Marshall W. Coburn and
         Gerald Hellerman (the "Nominees") harmless from and against any and all claims of any nature,  whenever  brought,  arising  from the  Nominee's nomination  for  election as  director of Sunset and the related  proxy solicitation  by WIHP,  Arthur Lipson and certain of their  affiliates, the proxy  solicitation  by WIHP,  Arthur  Lipson and  certain of their affiliates  in  opposition  to the Merger  Proposals,  and any  related transactions,  irrespective of the outcome.  This  indemnification will include  any and all (each,  a "Loss")  losses,  liabilities,  damages, demands,  claims,  suits,  actions,  judgments  or  causes  of  action,
         assessments,   costs  and  expenses,   including,  without  limitation,
         interest,  penalties,  reasonable  attorneys'  fees,  and  any  and all reasonable costs and expenses incurred in  investigating,  preparing or defending against any litigation, commenced or threatened, or any claim whatsoever,  and any and all amounts paid in settlement of any claim or litigation  asserted against,  resulting,  imposed upon, or incurred or suffered  by a  Nominee,  directly  or  indirectly,  as a result  of or arising  from such  nomination,  proxy  solicitations  and any  related transactions.

         In the  event  of a claim  against  a  Nominee  pursuant  to the  prior paragraph or the occurrence of a Loss,  each Nominee shall give Western
         Investment  written notice of such claim or Loss.  Upon receipt of such written  notice,  Western  Investment  will  provide  such Nominee with counsel to represent  him. Such counsel shall be reasonably  acceptable to the Nominee.  In addition,  each Nominee will be reimbursed promptly for all Losses  suffered by him and as incurred and for all  reasonable out-of-pocket  expenses  incurred  by  each  Nominee  relating  to  the nomination, the proxy solicitations and any related transactions.

     6.  The  relationship of the parties hereto shall be limited to carrying on the  business  of the  Group  in  accordance  with  the  terms  of this
         Agreement.  Such  relationship  shall be construed and deemed to be for the sole and limited  purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent  for any  other  party,  or to  create a joint  venture  or partnership, or to constitute an indemnification.  Nothing herein shall restrict any party's right to purchase or sell securities of Sunset, as he/it deems appropriate, in his/its sole discretion,  provided that all such sales are made in compliance with all applicable securities laws.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 21 of 33 Pages
----------------------                                    ----------------------

     7.  This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

     8.  In the  event of any  dispute  arising  out of the  provisions  of this
         Agreement,  the  parties  hereto  consent  and submit to the  exclusive jurisdiction of the Federal and State Courts in the State of New York.

     9.  Any party hereto may terminate his obligations  under this agreement at any time on 24 hours written notice to all other  parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

     10. Each party  acknowledges  that Olshan shall act as counsel for both the
         Group and Western Investment.

                            [Signature page follows]

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 22 of 33 Pages
----------------------                                    ----------------------

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                     WESTERN INVESTMENT L L C

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Sole Member

                                     WESTERN INVESTMENT HEDGED PARTNERS LP

                                     By: Western Investment L L C,
                                            Its General Partner

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                     WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C

                                     By: Western Investment L L C,
                                     Its Managing Member

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                     WESTERN INVESTMENT ACTIVISM PARTNERS L L C

                                     By: Western Investment L L C,
                                     Its Managing Member

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                     /s/ Arthur D. Lipson
                                     -------------------------------------------
                                     ARTHUR D. LIPSON

                                     /s/ Matthew S. Crouse
                                     -------------------------------------------
                                     MATTHEW S. CROUSE

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 23 of 33 Pages
----------------------                                    ----------------------

                                     /s/ James S. Schallheim
                                     -------------------------------------------
                                     JAMES S. SCHALLHEIM

                                     /s/ D. James Daras
                                     -------------------------------------------
                                     D. JAMES DARAS

                                     /s/ Marshall W. Coburn
                                     -------------------------------------------
                                     MARSHALL W. COBURN

                                     /s/ Gerald Hellerman
                                     -------------------------------------------
                                     GERALD HELLERMAN

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 24 of 33 Pages
----------------------                                    ----------------------

                                                                       Exhibit 9

                                POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints ARTHUR D. LIPSON,  signing singly,  the  undersigned's  true and lawful attorney-in-fact to take any and all action in connection with the investment by
Western  Investment  Hedged Partners LP, or its affiliates  ("Western"),  in the voting  securities  of Sunset  Financial  Resources,  Inc.  ("SFO"),  including, without  limitation,  relating to the  formation  of a Group (as defined  below)
whose members include the  undersigned and Western,  all filings on Schedule 13D
(as defined  below),  all filings on Forms 3, 4 and 5 (as  defined  below),  any solicitation  of proxies  or written  consents  in  support of the  election  of directors of SFO or other  proposal(s),  any  solicitation of proxies or written consents in opposition to any  proposals  related to the proposed  merger of SFO with  Alesco  Financial  Trust,  and all  other  matters  related,  directly  or indirectly, to SFO (together, the "SFO Investment").  Such action shall include, but not be limited to:

         1.       executing for and on behalf of the  undersigned  all Schedules
13D ("Schedule  13D") required to be filed under Section 13(d) of the Securities
Exchange Act of 1934, as amended (the "Exchange  Act"), and the rules thereunder in connection with the SFO Investment;

         2.       executing for and on behalf of the  undersigned all Forms 3, 4 and 5 ("Forms  3, 4 and 5")  required  to be filed  under  Section  16(a) of the
Exchange Act and the rules thereunder in connection with the SFO Investment;

         3.       executing  for and on  behalf  of the  undersigned  all  Joint
Filing and Solicitation  Agreements or similar  documents  pursuant to which the undersigned  shall  agree to be a member  of a group,  as  contemplated  by Rule
13d-1(k) promulgated under the Exchange Act (a "Group"),  in connection with the
SFO Investment;

         4.       performing  any  and  all  acts  for  and  on  behalf  of  the undersigned  that may be necessary or desirable to complete and execute any such document,  complete and execute any amendment or amendments thereto,  and timely file such form with the United States Securities and Exchange Commission and any
stock exchange or similar authority; and

         5.       taking any other action of any type  whatsoever  in connection with the SFO Investment which, in the opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the undersigned, it being  understood  that the documents  executed by such  attorney-in-fact  on behalf of the  undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and  conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to such  attorney-in-fact  full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary  or proper to be done in the  exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the undersigned's  responsibilities to comply with Section 13(d),  Section 16 or Section 14 of the Exchange Act.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 25 of 33 Pages
----------------------                                    ----------------------

         This Power of Attorney shall remain in full force and effect until July
4, 2007 unless earlier revoked by the undersigned in a signed writing  delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 5th day of July, 2006.

                                     /s/ Matthew S. Crouse
                                     -------------------------------------------
                                     Matthew S. Crouse

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 26 of 33 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints ARTHUR D. LIPSON,  signing singly,  the  undersigned's  true and lawful attorney-in-fact to take any and all action in connection with the investment by
Western  Investment  Hedged Partners LP, or its affiliates  ("Western"),  in the voting  securities  of Sunset  Financial  Resources,  Inc.  ("SFO"),  including, without  limitation,  relating to the  formation  of a Group (as defined  below)
whose members include the  undersigned and Western,  all filings on Schedule 13D
(as defined  below),  all filings on Forms 3, 4 and 5 (as  defined  below),  any solicitation  of proxies  or written  consents  in  support of the  election  of directors of SFO or other  proposal(s),  any  solicitation of proxies or written consents in opposition to any  proposals  related to the proposed  merger of SFO with  Alesco  Financial  Trust,  and all  other  matters  related,  directly  or indirectly, to SFO (together, the "SFO Investment").  Such action shall include, but not be limited to:

         1.       executing for and on behalf of the  undersigned  all Schedules
13D ("Schedule  13D") required to be filed under Section 13(d) of the Securities
Exchange Act of 1934, as amended (the "Exchange  Act"), and the rules thereunder in connection with the SFO Investment;

         2.       executing for and on behalf of the  undersigned all Forms 3, 4 and 5 ("Forms  3, 4 and 5")  required  to be filed  under  Section  16(a) of the
Exchange Act and the rules thereunder in connection with the SFO Investment;

         3.       executing  for and on  behalf  of the  undersigned  all  Joint
Filing and Solicitation  Agreements or similar  documents  pursuant to which the undersigned  shall  agree to be a member  of a group,  as  contemplated  by Rule
13d-1(k) promulgated under the Exchange Act (a "Group"),  in connection with the
SFO Investment;

         4.       performing  any  and  all  acts  for  and  on  behalf  of  the undersigned  that may be necessary or desirable to complete and execute any such document,  complete and execute any amendment or amendments thereto,  and timely file such form with the United States Securities and Exchange Commission and any
stock exchange or similar authority; and

         5.       taking any other action of any type  whatsoever  in connection with the SFO Investment which, in the opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the undersigned, it being  understood  that the documents  executed by such  attorney-in-fact  on behalf of the  undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and  conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to such  attorney-in-fact  full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary  or proper to be done in the  exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the undersigned's  responsibilities to comply with Section 13(d),  Section 16 or Section 14 of the Exchange Act.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 27 of 33 Pages
----------------------                                    ----------------------

         This Power of Attorney shall remain in full force and effect until July
4, 2007 unless earlier revoked by the undersigned in a signed writing  delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 5th day of July, 2006.

                                     /s/ James S. Schallheim
                                     -------------------------------------------
                                     James S. Schallheim

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 28 of 33 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints ARTHUR D. LIPSON,  signing singly,  the  undersigned's  true and lawful attorney-in-fact to take any and all action in connection with the investment by
Western  Investment  Hedged Partners LP, or its affiliates  ("Western"),  in the voting  securities  of Sunset  Financial  Resources,  Inc.  ("SFO"),  including, without  limitation,  relating to the  formation  of a Group (as defined  below)
whose members include the  undersigned and Western,  all filings on Schedule 13D
(as defined  below),  all filings on Forms 3, 4 and 5 (as  defined  below),  any solicitation  of proxies  or written  consents  in  support of the  election  of directors of SFO or other  proposal(s),  any  solicitation of proxies or written consents in opposition to any  proposals  related to the proposed  merger of SFO with  Alesco  Financial  Trust,  and all  other  matters  related,  directly  or indirectly, to SFO (together, the "SFO Investment").  Such action shall include, but not be limited to:

         1.       executing for and on behalf of the  undersigned  all Schedules
13D ("Schedule  13D") required to be filed under Section 13(d) of the Securities
Exchange Act of 1934, as amended (the "Exchange  Act"), and the rules thereunder in connection with the SFO Investment;

         2.       executing for and on behalf of the  undersigned all Forms 3, 4 and 5 ("Forms  3, 4 and 5")  required  to be filed  under  Section  16(a) of the
Exchange Act and the rules thereunder in connection with the SFO Investment;

         3.       executing  for and on  behalf  of the  undersigned  all  Joint
Filing and Solicitation  Agreements or similar  documents  pursuant to which the undersigned  shall  agree to be a member  of a group,  as  contemplated  by Rule
13d-1(k) promulgated under the Exchange Act (a "Group"),  in connection with the
SFO Investment;

         4.       performing  any  and  all  acts  for  and  on  behalf  of  the undersigned  that may be necessary or desirable to complete and execute any such document,  complete and execute any amendment or amendments thereto,  and timely file such form with the United States Securities and Exchange Commission and any
stock exchange or similar authority; and

         5.       taking any other action of any type  whatsoever  in connection with the SFO Investment which, in the opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the undersigned, it being  understood  that the documents  executed by such  attorney-in-fact  on behalf of the  undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and  conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to such  attorney-in-fact  full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary  or proper to be done in the  exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the undersigned's  responsibilities to comply with Section 13(d),  Section 16 or Section 14 of the Exchange Act.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 29 of 33 Pages
----------------------                                    ----------------------

         This Power of Attorney shall remain in full force and effect until July
4, 2007 unless earlier revoked by the undersigned in a signed writing  delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 5th day of July, 2006.

                                     /s/ D. James Daras
                                     -------------------------------------------
                                     D. James Daras

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 30 of 33 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints ARTHUR D. LIPSON,  signing singly,  the  undersigned's  true and lawful attorney-in-fact to take any and all action in connection with the investment by
Western  Investment  Hedged Partners LP, or its affiliates  ("Western"),  in the voting  securities  of Sunset  Financial  Resources,  Inc.  ("SFO"),  including, without  limitation,  relating to the  formation  of a Group (as defined  below)
whose members include the  undersigned and Western,  all filings on Schedule 13D
(as defined  below),  all filings on Forms 3, 4 and 5 (as  defined  below),  any solicitation  of proxies  or written  consents  in  support of the  election  of directors of SFO or other  proposal(s),  any  solicitation of proxies or written consents in opposition to any  proposals  related to the proposed  merger of SFO with  Alesco  Financial  Trust,  and all  other  matters  related,  directly  or indirectly, to SFO (together, the "SFO Investment").  Such action shall include, but not be limited to:

         1.       executing for and on behalf of the  undersigned  all Schedules
13D ("Schedule  13D") required to be filed under Section 13(d) of the Securities
Exchange Act of 1934, as amended (the "Exchange  Act"), and the rules thereunder in connection with the SFO Investment;

         2.       executing for and on behalf of the  undersigned all Forms 3, 4 and 5 ("Forms  3, 4 and 5")  required  to be filed  under  Section  16(a) of the
Exchange Act and the rules thereunder in connection with the SFO Investment;

         3.       executing  for and on  behalf  of the  undersigned  all  Joint
Filing and Solicitation  Agreements or similar  documents  pursuant to which the undersigned  shall  agree to be a member  of a group,  as  contemplated  by Rule
13d-1(k) promulgated under the Exchange Act (a "Group"),  in connection with the
SFO Investment;

         4.       performing  any  and  all  acts  for  and  on  behalf  of  the undersigned  that may be necessary or desirable to complete and execute any such document,  complete and execute any amendment or amendments thereto,  and timely file such form with the United States Securities and Exchange Commission and any
stock exchange or similar authority; and

         5.       taking any other action of any type  whatsoever  in connection with the SFO Investment which, in the opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the undersigned, it being  understood  that the documents  executed by such  attorney-in-fact  on behalf of the  undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and  conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to such  attorney-in-fact  full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary  or proper to be done in the  exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the undersigned's  responsibilities to comply with Section 13(d),  Section 16 or Section 14 of the Exchange Act.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 31 of 33 Pages
----------------------                                    ----------------------

         This Power of Attorney shall remain in full force and effect until July
4, 2007 unless earlier revoked by the undersigned in a signed writing  delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 5th day of July, 2006.

                                     /s/ Marshall W. Coburn
                                     -------------------------------------------
                                     Marshall W. Coburn

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 32 of 33 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

         Know all by these presents, that the undersigned hereby constitutes and appoints ARTHUR D. LIPSON,  signing singly,  the  undersigned's  true and lawful attorney-in-fact to take any and all action in connection with the investment by
Western  Investment  Hedged Partners LP, or its affiliates  ("Western"),  in the voting  securities  of Sunset  Financial  Resources,  Inc.  ("SFO"),  including, without  limitation,  relating to the  formation  of a Group (as defined  below)
whose members include the  undersigned and Western,  all filings on Schedule 13D
(as defined  below),  all filings on Forms 3, 4 and 5 (as  defined  below),  any solicitation  of proxies  or written  consents  in  support of the  election  of directors of SFO or other  proposal(s),  any  solicitation of proxies or written consents in opposition to any  proposals  related to the proposed  merger of SFO with  Alesco  Financial  Trust,  and all  other  matters  related,  directly  or indirectly, to SFO (together, the "SFO Investment").  Such action shall include, but not be limited to:

         1.       executing for and on behalf of the  undersigned  all Schedules
13D ("Schedule  13D") required to be filed under Section 13(d) of the Securities
Exchange Act of 1934, as amended (the "Exchange  Act"), and the rules thereunder in connection with the SFO Investment;

         2.       executing for and on behalf of the  undersigned all Forms 3, 4 and 5 ("Forms  3, 4 and 5")  required  to be filed  under  Section  16(a) of the
Exchange Act and the rules thereunder in connection with the SFO Investment;

         3.       executing  for and on  behalf  of the  undersigned  all  Joint
Filing and Solicitation  Agreements or similar  documents  pursuant to which the undersigned  shall  agree to be a member  of a group,  as  contemplated  by Rule
13d-1(k) promulgated under the Exchange Act (a "Group"),  in connection with the
SFO Investment;

         4.       performing  any  and  all  acts  for  and  on  behalf  of  the undersigned  that may be necessary or desirable to complete and execute any such document,  complete and execute any amendment or amendments thereto,  and timely file such form with the United States Securities and Exchange Commission and any
stock exchange or similar authority; and

         5.       taking any other action of any type  whatsoever  in connection with the SFO Investment which, in the opinion of such  attorney-in-fact,  may be of benefit to, in the best interest of, or legally required by, the undersigned, it being  understood  that the documents  executed by such  attorney-in-fact  on behalf of the  undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and  conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to such  attorney-in-fact  full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary  or proper to be done in the  exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the undersigned's  responsibilities to comply with Section 13(d),  Section 16 or Section 14 of the Exchange Act.

----------------------                                    ----------------------
CUSIP No. 867708109                   13D                    Page 33 of 33 Pages
----------------------                                    ----------------------

         This Power of Attorney shall remain in full force and effect until July
4, 2007 unless earlier revoked by the undersigned in a signed writing  delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 5th day of July, 2006.

                                     /s/ Gerald Hellerman
                                     -------------------------------------------
                                     Gerald Hellerman